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SEC FILE NUMBER
8-42638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axiom Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 5420
(No. and Street)

New York	NY	10118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David C Wright (212) 521-3820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

4601 DTCBlvd. Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Liam F. Dalton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Axiom Capital Management, Inc., as of February 25, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 26 2019
Washington, DC

Signature

Chief Executive Officer
Title

Notary Public

MARIA DICHIARA
NOTARY PUBLIC, STATE OF NEW YORK
NO: 01-W14939966
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES: 08-01 -2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXIOM CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axiom Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Axiom Capital Management, Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial position presents fairly, in all material respects, the financial condition of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Axiom Capital Management, Inc.'s auditor since 1994.

Denver, Colorado
February 8, 2019

Axiom Capital Management, Inc.
Statement of Financial Condition
Year Ended December 31, 2018

ASSETS

Cash	$	306,086
Receivables:		
Clearing broker		1,763,478
Affiliates and shareholders		53,271
Other		126,292
Furniture, equipment and leasehold improvements, at cost, net of accumulated amortization and depreciation of $21,786		113,056
Other assets		197,832
	$	**2,560,015**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions and salaries payable	$	316,718
Accrued expenses and other liabilities		548,221
Loans payable		110,449
Total liabilities		975,388
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Common stock, par value $0.01 per share; 1,000 shares authorized; 108.75 shares issued and outstanding		1
Additional paid-in capital		2,832,576
Deficit		(1,182,950)
		1,649,627
Less treasury stock, at cost		(65,000)
Total shareholders' equity		1,584,627
	$	**2,560,015**

The accompanying notes are an integral part of this statement.

Organization - Axiom Capital Management, Inc. (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and as an introducing broker with the Commodity Futures Trading Commission (the "CFTC"). In this capacity, the Company executes both principal and agency transactions and participates in underwritings. The Company conducts business primarily with other broker-dealers that are located in the New York Tri-State Area on behalf of its customers and for its own proprietary accounts. The Company's customers are located primarily throughout the northeastern United States.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that the clearing broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements - The Company provides for depreciation of furniture, telecommunications equipment and computer equipment on the straight-line method based on estimated lives of three to five years. Leasehold improvements are amortized over the term of the lease or the life of the improvements, whichever is greater.

Fair Value Measurements - The Company values its securities in accordance with Accounting Standards Codification ("ASC") 820 - Fair Value Measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in developing pricing models of the asset or liability based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Revenue - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles used to recognize revenue for all entities. The FASB deferred implementation of this guidance by one year with the issuance of ASU 2015-14, until January 1, 2018. The core principle of ASU 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU 2014-09 also requires additional disclosures about the nature, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU 2014-09 allows for adoption either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis. The Company has elected to use the modified retrospective method of adoption.

The Company recognizes revenue in accordance with the core principle of ASU 2014-19 by utilizing the following five steps: (i) identify the contract(s) with the customer; (ii) identify the various performance obligation(s) in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the various performance obligation(s) in the contract and (v) recognize revenue as the performance obligation(s) are satisfied.

For revenue earned from transactions which includes a trade date; the trade date will mark completion of the performance obligation and recognition of revenue. When contracts include performance obligations that are completed over time, revenue will be earned ratably over the time period of the performance obligation. Performance obligations may include contingencies that must be satisfied, revenue will be earned once the contingencies have been satisfied. Retainers will be recorded as deferred revenue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2018, the Company had deferred revenue from one contract totaling $66,666 which was included in accrued expenses and other liabilities on the statement of financial condition. For the year ended December 31, 2018, Axiom earned revenue from this contract of $8,334.

Leases - In February 2016, the FASB issued a new standard, ASU 2016-02, Leases (Topic 842). This new standard was designed to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes is the recognition of ROU assets and lease liabilities for those leases classified as operating leases under the old standard. Under the new standard there will be enhanced quantitative and quantitative disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company will be required to recognize and measure leases existing at or entered into after the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available.

The new standard was effective for the Company beginning January 1, 2019. The Company was required to adjust its opening statement of financial condition to the earliest period presented and adjust all periods as if the new standard had always been applied. This is known as the modified retrospective transition approach. There is also the optional transition approach which adjusts the opening statement of financial condition at the transition date and continues to present comparative periods and disclosures under the old standard. The Company elects to use the optional transition relief approach.

In addition to the optional transition relief approach there are other practical expedients which the Company may elect; the package of transitional practical expedients and the hindsight practical expedient. Under the package of transitional practical expedients, the Company may elect not to reassess; (i) whether expired or existing contracts contained leases under the new standard, (ii) the lease classification for expired or existing leases and (iii) whether previously capitalized initial direct costs would qualify for capitalization under the new standard. This is an all or nothing election; the Company elected to use the package of transitional practical expedients. The Company may use the hindsight practical expedient; (i) in assessing the likelihood that a lease renewal, termination or purchase option will be exercised and (ii) in assessing the impairment of ROU. The Company elects to use the hindsight practical expedient.

For short-term leases, defined as a lease term of twelve months or less, the Company can elect not to apply the recognition requirements and recognize lease payments in the statement of operations on a straight-line basis and recognize variable lease payments, if any, as they are incurred. The Company elects not to apply the recognition requirements to leases classified as short term.

The Company may elect to include both the lease and non-lease components as a single component, by asset class, and account for both components as the lease payment. This election relieves the Company from the obligation to perform a pricing allocation. The Company elects to include both the lease and non-lease components as a single component.

The adoption of this standard will have a material impact on the Company's statement of financial condition but will not have a material impact on the Company's statement of operations and cash flows. The most significant impact will be the recognition of ROU assets and lease liabilities for operating leases, while the Company's accounting for capital leases remains substantially unchanged.

The adoption of this standard will result in the recognition of additional ROU assets and lease liabilities for operating leases of $1,026,992 as of January 1, 2019.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State Surcharge, while the shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the United States of America (the "USA") federal jurisdiction and may file income tax returns in various states within the USA. The Company is not subject to income tax return examinations by major taxing authorities for years prior to 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes accrued interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the USA requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

During October 2018, the Company relocated its office space, retiring its older furniture by reducing both furniture and fixtures and the related accumulated depreciation by $878,265. The Company recognized additional depreciation expense totaling $19,249. During October 2018, the Company entered into a capital lease for furniture, totaling $54,428. During August 2018, the Company entered into a capital lease for new office equipment for $38,946.

Furniture, equipment and leasehold improvements at December 31, 2018, consisted of the following:

Furniture and fixtures	$	54,428
Office equipment		38,946
Telecommunications equipment		31,679
Computer equipment		9,789
		134,842
Accumulated amortization and depreciation		21,786
	$	113,056

For the year ended December 31, 2018, the Company incurred amortization and depreciation expense totaling $49,651.

NOTE 4 – LOANS PAYABLE

During October 2018, the Company entered into a 36 month financing lease to acquire furniture for its new office space. The lease expires during September 2021, includes monthly payments of $1,700, and accrues interest at 7.762%, the interest rate on a three year Treasury Note. The agreement contained a bargain purchase option and was accounted for as a capital lease.

During August 2018, the Company entered into a 48 month financing lease to replace outdated office equipment. The lease expires during August 2022, includes monthly payments of $1,026 and accrues interest at 12.0%, the Company's incremental borrowing rate. The agreement contained a bargain purchase option and was accounted for as a capital lease.

During July 2017, the Company entered into two separate 36 month financing lease; one for telecommunications equipment and the other for computer equipment. Both leases expire during July 2020, have monthly payments of $1,052 and $325, respectively and accrue interest at 12.0%, the Company's incremental borrowing rate. Both agreements contained bargain purchase options and were accounted for as capital leases.

At December 31, 2018, the following is a summary of the principal payments for all loans payable:

Office equipment	$	36,364
Furniture		50,359
Telecommunications Equipment		18,124
Computer Equipment		5,602
	$	110,449

At December 31, 2018, the loans payable maturities are as follows:

Year		Amount
2019	$	49,230
2020		42,343
2021		27,604
2022		8,206
2023		-
Total lease payments		127,383
Less imputed interest		(16,934)
	$	110,449

For the year ended December 31, 2018, interest expense paid on these loans payable totaled $6,246.

NOTE 5 - COMMITMENTS

During October 2018, the Company entered into a new office lease which expires on April 30, 2021. The Company leases additional office space and equipment from unrelated parties under noncancellable operating leases expiring through October 2021. The office leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

NOTE 5 – COMMITMENTS (continued)

For the year ended December 31, 2018, the Company made rental payments of $331,037 including the noncancellable leases referred to above.

At December 31, 2018, aggregate minimum future rental commitments under these operating leases are as follows:

Year	Amount
2019	$ 451,182
2020	451,854
2021	165,155
2022	3,312
2023	1,536
Total	**$ 1,073,039**

Total rental expense of $349,820 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2017.

NOTE 6 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, the Company is subject to minimum capital requirements of $45,000 as required by CFTC regulation 1.17 of the Commodity Exchange Act. At December 31, 2018, the Company had net capital and net capital requirements of $1,149,400 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.80 to 1. According Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 7 - RELATED PARTY TRANSACTIONS

For the year ended December 31, 2018, Dalstar Corp., an entity owned by the Company's shareholder was paid consulting fees and commissions totaling $861,779.

During 2018, the Company advanced Axiom Investment Management, LLC, an entity owned by the Company's shareholder, $45,120 to pay for operating expenses.

NOTE 8 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("Clients") through its clearing broker involve the execution, settlement and financing of various Client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the Client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the Client's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture. Also, the Company has deposits in banks in excess of the federally insured amount of $56,086 which is subject to loss should the bank cease business.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the

NOTE 8 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (continued)

Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company is involved in various disputes arising in the normal course of business, some of which are indeterminable in amount. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

NOTE 9 - FAIR VALUE MEASUREMENTS

The Company's financial instruments, including cash, receivables and other assets are carried at amounts which approximate fair value, due to the short-term nature of the assets. Securities owned, if any, are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value, due to the short-term nature of the liabilities. The Company's assets and liabilities recorded at fair value have been categorized based upon fair value hierarchy accordance with ASC 820. At December 31, 2018, the Company did not hold any securities in either Level 1, Level 2 or Level 3.

The Company did not have any significant transfers of securities between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2018.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any other subsequent events that required disclosures and/or adjustment.

yw 3/22/19